Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
May 13, 2004

Extendicare Supports Ontario Government’s Long-Term Care Initiatives

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). — Extendicare Inc. affirms its commitment to support the initiatives outlined by the Ontario Ministry of Health to enhance delivery of care to residents in Ontario nursing homes.

The Ontario government recently announced a number of initiatives to improve quality of life and care in Ontario nursing homes. “Extendicare supports these initiatives and is pleased with the timeliness of the government’s actions,” said Mel Rhinelander, Chief Executive Officer of Extendicare Inc. “We are also pleased the government recognized the importance of family councils within the homes and support the continuation of funding to the provincial Family Council Project. Extendicare has family/resident councils in its Ontario facilities as well as more then 3,000 volunteers and believes they provide a valuable resource to enhance the quality of life to our residents.”

As previously announced, Extendicare has already begun to expand a number of quality initiatives in Ontario including many of the components in the government’s plan. “Extendicare has a long history of providing quality care to seniors in Canada, we look forward to working co-operatively with the government to ensure the public has trust and confidence in their system,” Mr. Rhinelander further commented.

Extendicare is also pleased that the Ontario government has confirmed funding for 2003 property taxes. Extendicare had reported last week a provision of $1.3 million related to the claw back; this provision will now be reversed in the second quarter. The government has indicated they are committed to pursuing a process to attempt to resolve the potential funding reduction for property taxes in 2004 and beyond. The Company looks forward to further government announcements providing additional details of their initiatives.

Extendicare, through its subsidiaries, operates 267 long-term care facilities across North America, with capacity for over 27,800 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 35,100 people in North America.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:
Christopher Barnes, Manager, Investor Relations of Extendicare Inc.
Phone: (905) 470-5483; Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com